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                            The Netplex Group, Inc.
                      1800 Robert Fulton Drive, Suite 250
                            Reston, Virginia 20191
                                 June 29, 2000



VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:   James M. Daly, Assistant Director

     RE: The Netplex Group, Inc. - Registration Statement on Form S-3 File Number 333-37594

Dear Mr. Daly:

     The Netplex Group, Inc. (the "Company") hereby requests withdrawal of its Registration Statement on Form S-3 (File Number 333-37594) filed with the Securities and Exchange Commission (the "SEC") on May 22, 2000 (the "Registration Statement"). The Company has determined that it is no longer in its best interests to proceed with the offer and sale of its common stock, on behalf of certain selling shareholders, pursuant to the Registration Statement. Instead, the Company will file on the same date hereof a Registration Statement on Form S-1 in connection with the offer and sale of its common stock on behalf of those same selling shareholders.

     If you have any questions concerning this request, please feel free to call the undersigned at (703) 716-4777 or Donald P. Creston at (202) 429-3267. Thank You


                                     The Netplex Group, Inc.

                                     By:  /s/ Gene Zaino
                                        -----------------------------------
                                        Gene Zaino, Chief Executive Officer
cc:  Tony Stanco
     Mark P. Shuman
     Donald P. Creston